500 Oracle Parkway	phone 650.506.7000
Redwood Shores
California 94065

June 26, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Notice of disclosure filed in Annual Report on Form 10-K under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Oracle Corporation has made disclosure pursuant to such provisions in its Annual Report on Form 10-K for the fiscal year ended May 31, 2013, which was filed with the U.S. Securities and Exchange Commission on June 26, 2013.

Respectfully submitted,

Oracle Corporation

By:	/s/ Dorian Daley
	Name:	Dorian Daley
	Title:	Senior Vice President, General Counsel and Secretary